FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Reports First Quarter 2009 Unaudited Financial Results
BEIJING, May 22, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY – News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.
Financial Highlights
Highlights for the First Quarter of 2009:
•	Total revenues: $11.8 million, representing a decrease of 18.5% quarter-over-quarter and a decrease of 11.2% year-over-year; slightly below our previous guidance of $12-13 million.

•	Wireless value-added services (“WVAS”) revenues: $7.9 million, representing a decrease of 31.4% quarter-over-quarter and a decrease of 28.6% year-over-year.

•	Recorded music revenues, which are from our record label businesses: $3.9 million, representing an increase of 31.4% quarter-over-quarter and an increase of 73.9% year-over-year.

•	Net loss attributable to Hurray! Holding: $2.1 million

•	Adjusted EBITDA[1]: a net loss of $1.6 million

•	Diluted loss per ADS: $0.09
Commenting on the first quarter results, Dr. Xiang, CEO of Hurray! stated:
“With regards to the first quarter results, we missed our guidance primarily because of the reduction in our promotional activity for certain of our WVAS services, which however, did not adversely impact gross profit.
The Company is involved in a review of all business lines and departments in a focused effort to position the Company so that it can achieve sustainable profitability in the current environment. In light of our current initiatives, the Company, for the time being, will no longer provide quarterly revenue guidance.”
Business Results
Total revenues for the first quarter ended March 31, 2009 were $11.8 million, representing a decrease of 18.5% from $14.4 million for the preceding quarter, and a decline of 11.2% from $13.2 million for the same quarter last year.

[1]
A non-GAAP measure, which is defined as net income attributable to Hurray! Holding company except for income from discontinued operations before interest, tax, depreciation, amortization, impairment for goodwill and earnings from investment in music equity affiliate, write-down of intangible assets, stock-based compensation, gains on reduction of acquisition payable and foreign exchange loss.

Total wireless value-added services revenues were $7.9 million for the first quarter of 2009, representing a decrease of 31.4% from $11.5 million in the previous quarter and a decrease of 28.6% from $11.0 million in the same quarter of 2008.
On January 1, 2009, we closed the acquisition of Seed Music. The initial consideration was $1.9 million. We also subscribed additional shares for $600,038. Upon the closing, our interest in the company was approximately 61%. There are further contingent payments according to the agreements based on Seed Music’s operation performance. In addition, the non-controlling interests have options to sell their shares to us at a price based on a formula which includes Seed’s operating performance. Therefore the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value if the redemption is probable.
Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music, Hurray! Secular Bird and Seed Music, which was acquired on January 1, 2009, were $3.9 million, representing an increase of 31.4% as compared to $3.0 million in the previous quarter and an increase of 73.9% as compared to $2.2 million in the same period of 2008. The increase arose from the contribution from Seed Music of $2.2 million. Our other music companies experienced declines as the first quarter typically is a low period for this business.
Total gross margin was 16.4% for the first quarter of 2009 as compared to 5.0% for the previous quarter and 36.5% for the same period of 2008.
Gross margin for wireless value-added services was 17.5% for the first quarter of 2009, as compared to 2.9% in the previous quarter, in part because of the impact in the previous quarter of the reversal of revenue, and 35.0% for the same period of 2008.
Recorded music gross margin was 14.0% for the first quarter of 2009 as compared to 13.0% in the previous quarter and 43.8% for the same period of 2008.
Total gross profit was $1.9 million for the first quarter of 2009, representing a significant increase of 166% compared to $0.7 million for the previous quarter, and a decline of 60.2% as compared to $4.8 million for the same period of 2008.
Total operating expenses were $5.0 million for the first quarter of 2009, representing a decline of 16.4% as compared to the total operating expenses of $6.0 million for the previous quarter, which included impairment for goodwill of $ 1.0 million and a write-down for intangible assets of $ 0.4 million, and reversal of litigation costs of $0.5 million due to the resolution of the litigation, and an increase of 7.4% as compared to the total operating expenses of $4.7 million for the same period of 2008. Seed Music expenses amounted to $0.6 million.

The income tax benefit for the first quarter of 2009 was $23,000 as compared to $93,000 in the previous quarter and an income tax expense of $0.7 million in the same period of 2008.
An additional gain of $0.2 million from our discontinued systems integration business was recognized in the first quarter of 2009 due to additional cash received on the collection of the accounts receivable at the disposal date. Under the terms of our agreement, no further such amounts will be received.
Net loss attributable to Hurray! Holding was $2.1 million for the first quarter of 2009.
Adjusted EBITDA was negative $1.6 million for the quarter ended March 31, 2009, as compared with an adjusted EBITDA of negative $2.7 million in the previous quarter. A reconciliation of the (loss) income from continuing operations under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA is included at the end of this release.
Fully diluted loss per ADS was $0.09 based on a weighted average of 22.0 million diluted ADSs for the first quarter of 2009, as compared to the diluted loss per ADSs of $0.42 based on a weighted average of 21.9 million diluted ADSs for the previous quarter, and a fully diluted earnings per ADS of $0.22 based on a weighted average of 21.9 million diluted ADSs for the first quarter of 2008.
As of March 31, 2009, the Company had $60.2 million in cash and cash equivalents.
Business Highlights
Hurray! continued executing its strategy of developing proprietary content and diversifying distribution channels, with the following highlights:
•
Hurray! launched 9 new mobile games and mobile themes on China Mobile’s portal in the first quarter of 2009, including “Dark Assassin 2”, “Tri-Eye Boy 1: The Beginning”, and “Sweet Burden”. In the second quarter of 2009, we are launching another 9 new mobile games and mobile themes.

•
In February, “Tri-Eye Boy” series 1, 2 and 3, one of our mobile game series, was voted “Star-Rated Mobile Games” at a mobile game user recommendation contest organized by China Mobile. The series was selected as one of the high-rated mobile games in China Mobile’s G-plus game package.

•
Hurray! affiliated music companies, including Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music, released a series of new songs, including 6 albums, 2 EPs and 1 single, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “J@M” (“Jane Zhang @ Music”) by Jane Zhang, and “Blooming” (“Sheng Fang”) by Xinliang Gong, became popular hits in the first quarter.

•
Hurray! artists, including Jane Zhang, Yu Quan, Kenji Wu and others received awards for their outstanding performances at various prestigious music award ceremonies in Asia, including “Best Local Female Singer” for Jane, “Annual Golden Song” for Kenji Wu, Yu Quan, and Wenjie Shang, and others.

•	Seed Music and New Run signed up a number of new artists, including Jianhao Wu, Subway Boy, Huimin Zhai and others.
Review of Operating Profitability
The Company is involved in a review of all business lines and departments to ensure the Company is best positioned for sustained profitability in the current environment. In May, the Company has effected a reduction of approximately one-third of the headcount in its operations, excluding the Company’s record labels, and has incurred severance costs to date of approximately $0.3 million. This review is ongoing as the Company seeks to identify further efficiencies.
Conference Call
The Company will host a conference call to discuss the first quarter 2009 results at

Time:	9:00 pm Eastern Daylight Time on May 21, 2009
or 9:00 am Beijing/Hong Kong Time on May 22, 2009

The dial-in number:	+1-800-901-5231 (US)
+1-617-786-2961 (International)
Password: 44210556
A replay of the call will be available from May 22, 2009 until May 29, 2009 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (International)
PIN number: 81153297
Additionally, a live and archived web cast of this call will be available at:
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=2206725
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company’s latest acquisition, Seed Music, expands the Company’s music services into Taiwan as well growing our business in China. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! Does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	March 31, 2009[1]	December 31, 2008
		(As Adjusted)[1]
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$60,205	$59,473
Accounts receivable, net	10,900	12,658
Prepaid expenses and other current assets	4,898	4,170
Amount due from related parties	448	745
Current deferred tax assets	533	363
Inventories, net	261	255
Receivable on disposal of subsidiary	—	47

Total current assets	77,245	77,711

Deposits and other non-current assets	1,571	720
Prepaid acquisition cost	—	2,507
Property and equipment, net	906	980
Acquired intangible assets, net	5,012	1,945
Investment in equity affiliate	744	825
Goodwill	4,867	3,157
Non-current deferred tax assets	468	479

Total assets	$90,813	$88,324

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,889	$2,454
Acquisition payable	367	15
Accrued expenses and other current liabilities	3,381	3,018
Amount due to related parties	461	208
Income tax payable	474	124
Current deferred tax liabilities	426	497

Total current liabilities	8,998	6,316

Long term payable	22	24
Non-current deferred tax liabilities	1,094	292

Total liabilities	10,114	6,632

Redeemable non-controlling interest	1,547	—
Shareholders’ equity:
Ordinary shares	110	110
Additional paid-in capital	75,115	75,013
Accumulated deficit	(10,280)	(8,201)
Accumulated other comprehensive income	9,996	9,987

Total Hurray! Holding shareholders’ equity	74,941	76,909

Non-controlling interest[2]	4,211	4,783

Total shareholders’ equity	79,152	81,692

Total liabilities and shareholders’ equity	$90,813	$88,324

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	March 31,	December 31,	March 31,
	2009[1]	2008	2008
		(As Adjusted)[1]	(As Adjusted)[1]
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Wireless value-added services	$7,856	$11,454	$11,000
Recorded music	3,905	2,972	2,245

Total revenues	11,761	14,426	13,245
Cost of revenues:
Wireless value-added services	6,478	11,117	7,148
Recorded music	3,360	2,586	1,261

Total cost of revenues	9,838	13,703	8,409

Gross profit	1,923	723	4,836
Operating expenses:
Product development	95	154	390
Selling and marketing	1,874	2,370	2,401
General and administrative	3,056	3,077	1,887
Impairment of goodwill	—	965	—
Reversal of costs and litigation expenses	—	(557)	—

Total operating expenses	5,025	6,009	4,678

(Loss) income from operations	(3,102)	(5,286)	158
Interest income	140	215	354
Other income	144	6	73
Interest expense	(3)	—	—
Foreign exchange loss	—	(4,518)	—
Gain on reduction of acquisition payable	—	—	5,000

(Loss) income before provision for income taxes, equity in earnings (loss) of affiliate	(2,821)	(9,583)	5,585
Income tax (benefit)expense	(23)	(93)	709

Net (loss) income before equity in earnings (loss) of affiliate	(2,798)	(9,490)	4,876
Equity in (loss)earnings of affiliate, net of tax	(91)	30	26

(Loss) income from continuing operations	(2,889)	(9,460)	4,902
Discontinued operations:
Gain on sale of subsidiary, net of tax	222	47	—

Net (loss) income	$(2,667)	$(9,413)	$4,902
Less: Net loss attributable to the non-controlling interest[2]	588	235	—

Net (loss) income attributable to Hurray! Holding Company	$(2,079)	$(9,178)	$4,902

	For the three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(in thousands of U.S. dollars, except share and per share data)
Net (loss) income per share-basic
(Loss) income from continuing operations	$(0.00)	$(0.00)	$0.00
Gain from discontinued operations	$0.00	$0.00	—
Net (loss) income	$(0.00)	$(0.00)	$0.00

Net (loss) income per ADS-basic
(Loss) income from continuing operations	$(0.10)	$(0.42)	$0.23
Gain from discontinued operations	$0.01	$0.00	—
Net (loss) income	$(0.09)	$(0.42)	$0.23

Net (loss) income per share-diluted
Gain from discontinued operations	$0.00	$0.00	—
Net income	$(0.00)	$(0.00)	$0.00

Net (loss)income per ADS-diluted
(Loss) income from continuing operations	$(0.10)	$(0.42)	$0.22
Gain from discontinued operations	$0.01	$0.00	—
Net (loss) income	$(0.09)	$(0.42)	$0.22

Weighted average shares used in calculating basic Earnings (loss) per share	2,195,012,769	2,189,982,906	2,178,147,264
Weighted average ADSs used in calculating basic Earnings (loss) per ADS	21,950,128	21,899,829	21,781,473
Weighted average shares used in calculating diluted Earnings (loss) per share	2,195,012,769	2,189,982,906	2,188,284,394
Weighted average ADSs used in calculating diluted Earnings (loss) per ADS	21,950,128	21,899,829	21,882,844

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses a non-GAAP measure of adjusted EBITDA, which is adjusted from results based on GAAP to exclude certain expenses and non-recurring events. Hurray!’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. This non-GAAP financial measure also facilitates management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.
Reconciliation of (loss) income from continuing operations under GAAP to adjusted EBITDA for the following periods:

	For the three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(in thousands of U.S. dollars, except
	share and per share data)
Net (loss) income attributable to Hurray! Holding Company	$(2,079)	$(9,178)	$4,902
Add (deduct):
(Income) from discontinued operations	(222)	(47)	—
Interest expense	3	—	—
Income tax expense (benefit)	(23)	(93)	709
Depreciation and amortization	795	712	807
Non-cash stock compensation expense	102	244	191
Foreign exchange loss	—	4,518	—
Intangible assets write-down	—	389	—
Impairment of goodwill	—	965	—
Gain on reduction of acquisition payable	—	—	(5,000)
Interest income	(140)	(215)	(354)

Adjusted EBITDA	$(1,564)	$(2,705)	$1,255

For more information, please contact:
Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

[1]
Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

[2]
March 31, 2008 and December 31, 2008 balances were extracted from the form 6-K for the quarters ended March 31, 2008 and December 31, 2008 respectively, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: May 22, 2009